FOR IMMEDIATE RELEASE

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LEADING BRANDS, INC. TO PRESENT AT THE TAGLICH BROTHERS
4thANNUAL SMALL CAP EQUITY CONFERENCE

CEO will meet with investors in New York City on May 1, 2007.

Vancouver, Canada, April 11, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, is pleased to announce that it will be participating in the exclusive Taglich Brothers Small Cap Equity Conference.

Mr. Ralph McRae, CEO of Leading Brands, is scheduled to present on Tuesday, May 1, 2007. The event will be held at Le Parker Meridien, New York City where institutional investors will obtain insight into the small-cap sector through direct interaction with company management teams.

More information about the conference can be found at: www.taglich.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com